SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 11-K

(Mark One)
[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2001
                                       or
[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the transition period from _________________ to
          _______________________

                             Commission file number
                                                    -------------


         A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                          VTEL Corporation 401(k) Plan

         B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                 Forgent Networks, Inc. (f/k/a VTEL Corporation)
                               108 Wild Basin Road
                               Austin, Texas 78746

Financial Statements and Supplemental Schedule

VTEL Corporation 401(k) Plan

Year ended December 31, 2001 with Report of Independent Auditors

                          VTEL Corporation 401(k) Plan

                              Financial Statements
                            and Supplemental Schedule


                          Year ended December 31, 2001





                                    Contents

Report of Independent Auditors...............................................1

Financial Statements

Statements of Net Assets Available for Benefits..............................3
Statement of Changes in Net Assets Available for Benefits....................4
Notes to Financial Statements................................................5


Supplemental Schedule

Schedule H, line 4i, Schedule of Assets (Held at End of Year)...............10

                         Report of Independent Auditors



The Trustees
VTEL Corporation 401(k) Plan

We have audited the accompanying statements of net assets available for benefits of the VTEL Corporation 401(k) Plan as of December 31, 2001 and 2000 and the related statement of changes in net assets available for benefits for the year ended December 31, 2001. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2001 and 2000 and the changes in net assets available for benefits for the year ended December 31, 2001, in conformity with accounting principles generally accepted in the United States.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2001, is presented for purposes of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.

The supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.


June 10, 2002

                          VTEL Corporation 401(k) Plan

                 Statements of Net Assets Available for Benefits


                                                                               December 31
                                                                        2001                 2000
                                                                -------------------------------------------

Assets
Investments at fair value                                            $18,294,591             $23,021,889
Cash                                                                        -                      3,193
Employee contributions receivable                                         24,292                  39,649
Employer contribution receivable                                           3,691                   8,106
                                                                -------------------------------------------
Net assets available for benefits                                    $18,322,574             $23,072,837
                                                                ===========================================




See accompanying notes.

                          VTEL Corporation 401(k) Plan

            Statement of Changes in Net Assets Available for Benefits

                          Year ended December 31, 2001



Additions:
   Employee contributions                                                            $ 1,267,848
   Employer contributions                                                                 97,067
   Rollover contributions                                                                167,105
   Interest income                                                                       156,527
                                                                              ------------------------

Total additions                                                                        1,688,547

Deductions:
   Benefit payments                                                                    4,717,903
   Net depreciation in fair value of investments                                       1,706,669
   Administrative expense                                                                 14,238
                                                                              ------------------------

Total deductions                                                                       6,438,810
                                                                              ------------------------

Net decrease in net assets available for benefits                                     (4,750,263)

Net assets available for benefits at beginning of year                                23,072,837
                                                                              ------------------------

Net assets available for benefits at end of year                                     $18,322,574
                                                                              ========================




See accompanying notes.

                          VTEL Corporation 401(k) Plan

                          Notes to Financial Statements

                                December 31, 2001


1. Description of Plan

The VTEL Corporation 401(k) Plan (the Plan) became effective January 1, 1990.

The following brief description of the Plan is provided for general purposes only. Participants should refer to the Plan agreement for more complete information.

General

On January 15, 2002, the name of VTEL Corporation was changed to Forgent Networks, Inc.

The Plan is a defined contribution profit sharing plan covering substantially all employees of Forgent Networks, Inc. (the Company). It is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Contributions

Eligible employees may contribute to the Plan an elected portion of their eligible compensation, as defined in the Plan, up to the statutory annual deferral limit.

The Company may make matching contributions up to specified amounts at its discretion.

All contributions are invested at the direction of the participants.

Eligibility

Employees are eligible for participation in the Plan after obtaining 21 years of age as defined in the Plan, up to the statutory annual deferral limit.

Vesting

Participants are immediately vested in their contributions and earnings thereon. Company matching contributions vest based on years of service completed by participants.

                          VTEL Corporation 401(k) Plan

1. Description of Plan (continued)

Payment of Benefits

Participants are entitled to receive benefit payments at the normal retirement age of 65, in the event of the participant's death or disability, or in the event of termination under certain circumstances other than normal retirement, disability or death or if the participant reaches age 70 1/2 while still employed. Benefits may be paid in a lump-sum distribution or by an annuity.

Plan Termination

Although the Company has not expressed any intent to terminate the Plan, it reserves the right to do so at any time. Upon such termination, each participant becomes fully vested and all benefits shall be distributed to the participants or their beneficiaries.

Participant Accounts

Discretionary employer matching contributions, if any, are allocated annually to participant accounts based upon the percentage determined and authorized by the Company's board of directors.

Investment earnings or losses are allocated among the participants' accounts based upon the percentage of the balance of each such account to the total balance of all such accounts within each investment option.

Participant Loans

Upon written application of a participant, the Plan may make a loan to a participant. Participants are allowed to borrow no less than $1,000 and no greater than the lesser of 50% of the participant's vested account balance or $50,000. Loans are amortized over a maximum of 60 months unless it is used to purchase participant's principal residence and repayment is made through payroll deductions. The amount of the loan is deducted from the participant's investment accounts and bears interest at a rate commensurate with local rates for similar plans.

                          VTEL Corporation 401(k) Plan

1. Description of Plan (continued)

Forfeitures

Forfeitures,   if  any,   under  the  Plan  are  first  applied  to  payment  of
administrative expenses of the Plan and then to the Company's matching contribution to the Plan for the Plan year in which the forfeitures occur.

Administration

The Plan is administered by trustees consisting of officers and employees of the Company. Certain administrative expenses of the Plan are paid by the Company.

2. Summary of Significant Accounting Policies

Basis of Presentation

The Plan's financial statements have been prepared on the accrual basis of accounting.

Valuation of Investments

Effective January 1, 1998, the Plan entered into a group annuity contract with Connecticut General Life Insurance Company (a CIGNA company) ("CGLIC"). The contract includes the CIGNA Guaranteed Income Fund and Guaranteed Governmental Securities Fund which are invested in CGLIC's general portfolio and are fully benefit-responsive and, therefore, recorded at contract value. The rate of credited interest for any period of time will be determined by CGLIC and may be changed monthly. The average yield for the Guaranteed Income Fund was approximately 5.05% and 5.15% and for the Guaranteed Governmental Securities Fund was approximately 5.05% and 5.15% for the year ended December 31, 2001 and 2000, respectively. The crediting interest rate (i.e., the rate at which interest was accrued to the contract balance) for the Guaranteed Income Fund was 4.95% and 5.15% and for the Guaranteed Governmental Securities Fund was .70% and 4.25% as of December 31, 2001 and 2000, respectively.

The contract also includes pooled separate accounts. CGLIC determines the fair value of the pooled separate accounts based on the quoted market values of the underlying assets in the separate accounts. Participant loans are stated at cost, which approximates fair value.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates that affect the amounts reported in the financial statements and the accompanying notes and schedule. Actual results could differ from those estimates.

3. Investments

The following presents investments that represent five percent or more of the Plan's net assets:


                                                                             December 31, 2001
                                                                            ---------------------

  Connecticut General Life Insurance Company Pooled
       Separate Accounts:
      Charter Corporate Bond - CIGNA                                               $1,334,500
      Fidelity Advisors Growth Opportunities                                        1,815,213
      Dreyfus Founders Growth                                                       1,267,102
      Neuberger & Berman Partners Trust                                             1,589,471
      Invesco Total Return Fund                                                     1,255,191
      Janus Worldwide Account                                                       1,593,686
      State Street Russell 3000 Fund                                                1,258,491
      Charter Small Company Stock Growth-Fiduciary                                  2,328,755
  Charter Guaranteed Income Fund                                                    2,921,201




                                                                             December 31, 2000
                                                                            ---------------------

  Connecticut General Life Insurance Company Pooled
       Separate Accounts:
      Fidelity Advisors Growth Opportunities                                       $2,580,420
      Dreyfus Founders Growth                                                       2,489,058
      Neuberger & Berman Partners Trust                                             1,931,180
      Invesco Total Return Fund                                                     1,576,998
      Janus Worldwide Account                                                       2,820,812
      State Street Russell 3000 Fund                                                2,023,610
      Charter Small Company Stock Growth-Fiduciary                                  3,579,410
  Charter Guaranteed Income Fund                                                    2,696,879


During 2001, the Plan's investments (including investments purchased, sold as well as held during the year) appreciated (depreciated) in fair value as follows:


              Pooled separate accounts                                                  $(2,318,933)
              Common stock                                                                  612,264
                                                                                  -------------------
                                                                                        $(1,706,669)
                                                                                  ===================

4. Income Tax Status

The Plan has received a determination letter from the Internal Revenue Service dated January 26, 2000, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the "Code") and, therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan Administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified and the related trust is tax exempt.

                              Supplemental Schedule

11


                          VTEL Corporation 401(k) Plan

          Schedule H, line 4i, Schedule of Assets (Held at End of Year)
                         EIN: 74-2415696 Plan Number 001

                                December 31, 2001

                                                                                            Current
             Identity of Issue                          Description of Asset                 Value
-----------------------------------------------------------------------------------------------------------

*Connecticut General Life
 Insurance Company                         Charter Guaranteed Income Fund                    $2,921,201
*Connecticut General Life                  Charter Guaranteed Government
 Insurance Company                          Securities                                           14,506
*Connecticut General Life
 Insurance Company                         Charter Corporate Bond - CIGNA                     1,334,500
*Connecticut General Life
 Insurance Company                         CIGNA Lifetime 20                                     93,391
*Connecticut General Life
 Insurance Company                         CIGNA Lifetime 30                                    105,870
*Connecticut General Life
 Insurance Company                         CIGNA Lifetime 40                                     54,784
*Connecticut General Life
 Insurance Company                         CIGNA Lifetime 50                                     86,872
*Connecticut General Life
 Insurance Company                         CIGNA Lifetime 60                                     13,249
*Connecticut General Life                  Fidelity Advisors Growth
 Insurance Company                          Opportunities                                     1,815,213
*Connecticut General Life
 Insurance Company                         Dreyfus Founders Growth                            1,267,102
*Connecticut General Life
 Insurance Company                         Neuberger & Berman Partners Trust                  1,589,471
*Connecticut General Life
 Insurance Company                         Invesco Total Return Fund                          1,255,191
*Connecticut General Life
 Insurance Company                         Lazard Equity Portfolio Account                       73,042
*Connecticut General Life
 Insurance Company                         Janus Worldwide Account                            1,593,686
*Connecticut General Life
 Insurance Company                         Templeton Foreign Account                            863,366


                          VTEL Corporation 401(k) Plan

    Schedule H, line 4i, Schedule of Assets (Held at End of Year) (continued)
                         EIN: 74-2415696 Plan Number 001

                                December 31, 2001


                                                                                           Current
             Identity of Issue                Description of Asset                          Value
-----------------------------------------------------------------------------------------------------------

*Connecticut General Life
 Insurance Company                       State Street Russell 3000 Fund                       1,258,491
*Connecticut General Life                Charter Small Company Stock
 Insurance Company                        Growth-Fiduciary                                    2,328,755
*Connecticut General Life                Charter Small Company Stock
 Insurance Company                        Value I-Berger                                        732,856
*National Financial Services             Forgent Common Stock                                   704,314
*Connecticut General Life
 Insurance Company                       Cash Transaction Account (GST)                             534
*Participant Loans                       Loaned funds of various maturities (years)
                                          and rates from 7.75% to 8.50%                         188,197
                                                                                         ------------------
Total                                                                                       $18,294,591
                                                                                         ==================

*Indicates a party-in-interest to the Plan.


                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employees benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.


                                              ----------------------------------
                                              VTEL Corporation 401(k) Plan


Date: June 28, 2002                             /s/ Paul Tesluk
                                              ----------------------------------
                                              Paul Tesluk
                                              Plan Advisor

                                  Exhibit Index


Exhibit
Number                         Document Description


23.1                       Consent of Ernst & Young